December 11, 200[redacted]

Securities and Exc
Division of Corpo
Office of Internati
450 Fifth Street, N....
Washington, D.C. 20549

Regarding: Day Software Holding AG
Exemption number 082-34849
Documents furnished under paragraph (b)(1) of Rule 12g3-2

Dear Sir or Madam:

We have previously submitted the following documents required under paragraph (b)(1) of Rule 12g3-2:

Submission Date	**Description of Submission**
December 3, 2004	Documents required for our Application for Exemption Pursuant to Rule 12g3-2(b) for Day Software Holding AG (the "Company")
May 23, 2005	Exhibit C, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from December 3, 2004 to May 23, 2005 including one copy or summary of each of the documents listed in Exhibit C
September 1, 2005	Exhibit D, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from May 23, 2005 to September 1, 2005 including one copy or summary of each of the documents listed in Exhibit D
June 2, 2006	Exhibit E, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from September 1, 2005 to June 2, 2006 including one copy or summary of each of the documents listed in Exhibit E
September 20, 2006	Exhibit F, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from June 2, 2006 to September 20, 2006, including one copy or summary of each of the documents listed in Exhibit F.

Today, we are providing you with Exhibit G, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from September 20, 2006, to the current date including one copy or summary of each of the documents listed in Exhibit G.

United States | Germany | Singapore | Switzerland | United Kingdom

Day Software, Inc. | 23 Corporate Plaza Drive, Suite 215, Newport Beach, California 92660

T 1.949.706.5300 | F 1.949.706.5305 | www.day.com

If you have any questions with regard to this information, please contact the undersigned at 949 706 5300 x 113 or Chris Harano at 949 706 5300 x 111.

Sincerely,

Tracy Sharp,
Corporate Controller, Day Software, Inc.

Day

EXHIBIT G

From December 1, 2004 to December 11, 2006, the following information has been (i) made public in Switzerland, (ii) filed with the SWX (and made public by such exchange), or (iii) sent to holders of the Company's securities and has not been previously furnished to the SEC in prior submissions dated December 3, 2004, May 23, 2005, September 1, 2005, June 2, 2006, and September 20, 2006.

PRESS RELEASES/ANNOUNCEMENTS FILED WITH AND MADE PUBLIC BY SWX:

1	Title:	Day Reports Financial Results for Third Quarter for Fiscal Year 2006
	Dated/Distributed:	November 14, 2006
2	Title:	Day and McDonalds Win Shared Insights Award
	Dated/Distributed:	November 9, 2006
3	Title:	Day and Oracle Form Technology Partnership
	Dated/Distributed:	November 1, 2006

FINANCIALS

4	Title:	Day Software Report for the Third Quarter of Fiscal Year 2006
	Dated/Distributed:	November 14, 2006

Media information

Day Reports Financial Results for Third Quarter for Fiscal Year 2006

Company Continue Profitable Growth Delivering Record Year-To-Date Revenues

Basel, Switzerland – November 14, 2006 - Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced financial results for the Third Quarter of 2006.

Highlights

- 17% YTD total revenue increase compared to same period of 2005
- 43% YTD increase in Income from Operations compared to same period of 2005
- New major customers added in the third quarter of 2006 include Kodak and Merck. Expanded relationships with existing customers included Singapore's Ministry of Defense, Qinetiq and Volkswagen
- Successful launch of Company's latest versions of Communiqué and Content Repository Extreme - CRX

Total Revenues for the nine-month period ended September 30, 2006 increased by 17% over last year, totaling CHF 14.03 million, compared to CHF 12.02 million for the nine months ended September 30, 2005. License revenue for the nine months ended September 30, 2006 were CHF 5.08 million, compared to CHF 5.41 million for the nine months ended September 30, 2005. Income from Operations for the nine months ended September 30 2006 was CHF 1.07 million, compared to TCHF 745 for the nine months ended September 30, 2005. Net income for the nine months ended September 30, 2006 was TCHF 850, compared to a net income of TCHF 928 for the nine months ended September 30, 2005.

"Thus far 2006 has been a very successful year for Day Software: With the continuation of our profitable growth in Q3 we have delivered record revenues for the first nine months. Based on our innovative product portfolio we added new major blue chip customers such as Merck and Kodak and expanded our channel business," said Michael Moppert, CEO and Chairman of Day. "We also made significant investments in the company. We have increased staff and have invested in R&D, customer support and OEM channel support. We believe that these investments in our business will enable us to continue our growth and deliver a strong 2006."

Total revenues for the third quarter increased by 5.4% over last year, totaling CHF 4.48 million, compared with revenues of CHF 4.25 million for the third quarter of 2005. License revenues totaled CHF 1.64 million, compared with

license revenues of CHF 2.07 million for the same period last year. The company delivered gross profits of CHF 3.39 million, compared to CHF 3.45 million for the same period in the previous year. Net income for Q3 of 2006 was TCHF 115 compared to a net income of TCHF 770 in Q3 2005.

On a non-GAAP basis, Day's net income for the quarter was TCHF 263, versus TCHF 822 for the same quarter of last year. Also on a non-GAAP basis, net income for the nine-month period ended September 30, 2006 increased by 38% over last year, totaling CHF 1.50 million, compared to CHF 1.09 million for the nine months ended September 30, 2005. Non-GAAP results exclude, acquisition-related charges, share-based compensation expense, amortization expense for certain intangible assets, and one-time charges and gains. One-time charges and gains generally relate to business restructuring, investment and fixed asset impairment. The non-GAAP financial measures included are not meant to be considered in isolation from, superior to, or a substitute for results of operations prepared in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies.

Successful product launches, continued technology leadership

In August, Day launched Communiqué 4.1, the latest version of the only native JCR (JSR 170) standard compliant enterprise content management solution available on the market. Initiated by Day, JSR 170 is the Java Content Repository (JCR) standard for the enterprise content management industry. Communiqué 4.1 revolutionizes the enterprise content management market by decoupling a vendor's content management application from its underlying repository.

Day also launched Content Repository Extreme (CRX) version 1.2, the latest version of Day's innovative product that enables the storage, management and exchange of content across large-scale enterprises. Day's CRX provides an open, standards-based infrastructure for integrating business applications with any structured or unstructured content in an enterprise. New features in Day's CRX enable the exchange of high-value content between applications and underlying repositories.

During the third quarter Day's CTO, David Nuescheler, led a successful face-to-face meeting of the JSR 283 expert group. JSR 283 is the Content Repository for Java™ Technology API Version 2.0 and represents the next version of JSR 170. The event was hosted by IBM, and included the key expert group members from companies such as IBM, Oracle, Sun and SAP.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

A warning regarding forward-looking statements

This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For Further Information

Peter Nachbur
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98

E-Mail mailto:peter.nachbur@day.com

The complete Financial Results for Third Quarter for Fiscal Year 2006 is on file with the SWX and is available from the Investor Relations section of our web site at www.day.com.

The English text of this press release represents the binding version.

Day

CONSOLIDATED BALANCE SHEETS

(in thousands CHF, except share information)
(unaudited)

ASSETS	September 30, 2006	December 31, 2005
Current assets		
Cash and cash equivalents	7'529	4'256
Restricted cash	-	263
Accounts receivable, net of allowance	2'999	7'224
Unbilled receivables	2'546	1'334
Other receivables	32	19
Prepaid expenses	417	272
Total current assets	**13'523**	**13'368**
Non-current assets		
Property and equipment, net	174	129
Capitalized software development costs, net	1'485	1'217
Investments, net	-	200
Goodwill and intangible assets, net	3'184	3'324
Other assets	110	395
Total non-current assets	**4'953**	**5'265**
TOTAL ASSETS	**18'476**	**18'633**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	372	615
Deferred revenue	3'507	3'820
Other current liabilities	178	437
Accrued liabilities	1'251	2'070
Total current liabilities	**5'308**	**6'942**
Deferred revenue less current portion	348	547
Total liabilities	**5'656**	**7'489**
Shareholders' equity		
Share capital, CHF 10.00 par value; 1,375,510 shares issued and outstanding, 676,000 additional authorized and 670,855 conditional as of September 30, 2006; 1,353,570 shares issued and outstanding, 496,000 additional authorized and 568,084 conditional as of December 31, 2005.	13'755	13'536
Treasury shares	(1'095)	(1'227)
Additional paid-in capital	139'800	139'256
Accumulated deficit	(139'061)	(139'911)
Accumulated other comprehensive loss	(579)	(510)
Total shareholders' equity	**12'820**	**11'144**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**18'476**	**18'633**

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands CHF, except share and per share information)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
Revenues				
Software licenses	1'639	2'068	5'081	5'406
Product support and services	2'839	2'181	8'949	6'617
Total revenues	**4'478**	**4'249**	**14'030**	**12'023**
Cost of revenues				
Software licenses	63	38	154	39
Product support and services	1'026	759	3'338	2'747
Total cost of revenues	**1'089**	**797**	**3'492**	**2'786**
Gross profit	**3'389**	**3'452**	**10'538**	**9'237**
Operating expenses				
Research and development	731	591	2'105	1'443
Sales and marketing	1'608	1'526	4'795	4'756
General and administrative	884	589	2'432	2'153
Amortization of intangible assets	47	47	140	140
Income from operations	**119**	**699**	**1'066**	**745**
Interest income	10	5	26	14
Interest expense	-	(1)	(1)	(1)
Impairment of investments	-	-	(187)	
Foreign exchange gain (loss)	(7)	(12)	(39)	33
Other income (expense)	(7)	79	(6)	140
Income before taxes	**115**	**770**	**859**	**931**
Provision for taxes	-	-	(9)	(3)
Net income	**115**	**770**	**850**	**928**
Basic earnings per share	**0.08**	**0.58**	**0.63**	**0.73**
Dilutive earnings per share	**0.08**	**0.55**	**0.58**	**0.68**
Shares used in computing basic earnings per share	**1'363'647**	**1'332'136**	**1'359'078**	**1'267'335**
Shares used in computing dilutive earnings per share	**1'463'195**	**1'412'782**	**1'458'134**	**1'359'958**

Non-GAAP Reconciliation (in thousands CHF, except share and per share information)

Day management believes that non-GAAP financial measures provide useful information to allow investors to gain a meaningful understanding of our core operating results, without the effect of one-time charges, consistent with the manner in which management measures the Company's performance. The non-GAAP financial measures included are not meant to be considered in isolation from, superior to, or a substitute for results of operations prepared in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with the applicable rules and regulations.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
Net income	115	770	850	928
Add back:				
Amortization of intangible assets	47	47	140	140
Share-based compensation	101	5	324	17
Impairment of investments			187	
Non-GAAP net income	**263**	**822**	**1'501**	**1'085**
Non-GAAP basic earnings per share	**0.19**	**0.62**	**1.10**	**0.86**
Non-GAAP dilutive earnings per share	**0.18**	**0.58**	**1.03**	**0.80**
Shares used in computing non-GAAP basic earnings per share	**1'363'647**	**1'332'136**	**1'359'078**	**1'267'335**
Shares used in computing non-GAAP dilutive earnings per share	**1'463'195**	**1'412'782**	**1'458'134**	**1'359'958**

Day

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF)
(unaudited)

	Nine Months Ended September 30, 2006	2005
Net income	850	928
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation and amortization of fixed assets	87	503
Loss on fixed asset dispositions	-	1
Amortization of intangible assets	140	140
Amortization of capitalized software costs	130	37
Impairment of investments	187	-
Net foreign currency exchange (gain) loss	15	(48)
Share-based compensation	324	17
Stock received in exchange for software	-	(129)
Changes in operating assets and liabilities		
Accounts receivable	4'095	(2'016)
Unbilled receivables	(999)	(1'252)
Prepaid expenses and other current assets	100	178
Other assets	18	(222)
Accounts payable	(233)	(167)
Deferred revenues	(436)	830
Accrued liabilities	(784)	(238)
Other current liabilities	(255)	136
Net cash provided by (used in) operating activities	**3'239**	**(1'302)**
Cash flows from investing activities		
Capitalized software development cost	(397)	(1'253)
Purchases of equipment	(132)	(16)
Net cash used in investing activities	**(529)**	**(1'269)**
Cash flows from financing activities		
Proceeds from stock option exercises	275	295
Net proceeds from issuance of share capital	120	1'997
Stamp duty on issuance of shares	-	(23)
Purchase of treasury shares	(1'976)	(988)
Proceeds from sale of treasury shares	2'152	832
Net cash provided by financing activities	**571**	**2'113**
Net increase (decrease) in cash and cash equivalents	**3'281**	**(458)**
Foreign currency adjustment on cash	(8)	45
Cash and cash equivalents at beginning of period	4'256	4'500
Cash and cash equivalents at end of period	**7'529**	**4'087**

Day

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)

(unaudited)

	Share Capital		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Capital	Deficit	Income (Loss)	Equity
Balances January 1, 2005	**1'209'654**	**12'097**	**(1'074)**	**138'299**	**(140'652)**	**(589)**	**8'081**
Proceeds from exercise of stock options	35'916	359	-	85	-	-	444
Net proceeds from issuance of share capital	108'000	1'080	60	834	-	-	1'974
Purchase of treasury shares	-	-	(1'222)	-	-	-	(1'222)
Proceeds from sale of treasury shares	-	-	1'009	16	-	-	1'025
Stock-based compensation	-	-	-	22	-	-	22
Net income	-	-	-	-	741	-	741
Foreign currency translation	-	-	-	-	-	79	79
Balances December 31, 2005	**1'353'570**	**13'536**	**(1'227)**	**139'256**	**(139'911)**	**(510)**	**11'144**
Proceeds from exercise of stock options	21'940	219	-	56	-	-	275
Additional proceeds from issuance of share capital	-	-	-	120	-	-	120
Purchase of treasury shares	-	-	(1'976)	-	-	-	(1'976)
Proceeds from sale of treasury shares	-	-	2'108	44	-	-	2'152
Share-based compensation	-	-	-	324	-	-	324
Net income	-	-	-	-	850	-	850
Foreign currency translation	-	-	-	-	-	(69)	(69)
Balances September 30, 2006	**1'375'510**	**13'755**	**(1'095)**	**139'800**	**(139'061)**	**(579)**	**12'820**

Day and McDonalds Win Shared Insights Award

Shared Insights Recognizes Worldwide Implementation for Innovation and Return on Investment

Boston, MA – November 9, 2006 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announce that Day and its premier customer McDonald's are recipients of the Shared Insights 2006 Po Excellence Award.

Contest winners were announced today at Shared Insights' Portals, Collaboration and Conte Conference at the Intercontinental Hotel in Boston, MA. The award committee was chaired b Colin White of BI Research. Other judges included Theresa Regli of CMS Watch, Zach Wahl o Project Performance Corporation, Shawn Shell of Consejo, Inc., and Demir Barlas of Line56 Media. The judges evaluated return on investment, architectural design and innovative use c the portal technology.

With over 31,000 restaurants in more than 118 countries serving over 50 million people eacl day, McDonald's is one of the most recognized brands on the planet. The company deployed Day Software's Communiqué, the first native JSR 170-compliant enterprise content management (ECM) solution available, for its worldwide intra/extranet, ultimately reaching 1 million users who comprise McDonald's global network of suppliers, employees and franchise The McDonald's AccessMCD portal has allowed the company to improve publishing efficiencie by implementing consistent global content management processes for over 500 content authors. This implementation included the deployment of multiple sites with localized conten using minimal resources. The solution has the flexibility to adapt to McDonald's extensive fut online plans.

"In today's real-time environment, it is mission-critical that McDonald's carry information an messages to our suppliers, franchisees, business partners and employers as quickly as possi The global nature of the company's business made this a complicated proposition," said Mich Moppert, Chairman and CEO, Day Software. "We were pleased that Day's Communiqué allov McDonald's to quickly and reliably create, personalize, manage and deliver content to the en McFamily."

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management softwar Day's technology Communiqué offers a comprehensive, rapidly deployable framework to uni and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993 with operations in Europe, North Americar and Asia. Day's customers are some of the largest global corporations and include Audi, Cr Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com

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Day and Oracle Form Technology Partnership

Partnership to further standards-based repository interoperability

Basel, Switzerland and Newport Beach, California – November 1, 2006 – Day Softwa (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced that it has signed an agreement with Oracle Corporation to develop JSR 170 compliant components within a strategic technology partnership.

"Day Software is proud to work with Oracle to deliver standards-based interoperability," said Michael Moppert, CEO and Chairman of Day Software. "This cooperation is an excellent opportunity for us to make our content-centric technologies available to a larger, global audience, and gives us a solid basis for the continued profitable growth of our company" Oracle's cooperation with Day Software serves as further validation of Day's leadership in th

emerging market of standardized Java Content Repositories and web-centric content technologies. Day is the initiator of JSR 170, the standard for enterprise content, and is lead a global industry expert group, including leading technology vendors such as Oracle, IBM, FileNet, SAP and Sun, which jointly developed the standard.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management softwar Day's technology Communiqué offers a comprehensive, rapidly deployable framework to uni and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993 with operations in Europe, North Americai and Asia. Day's customers are some of the largest global corporations and include Audi, Cr Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com

Day

Q3 2006



Day Software Report for the Third Quarter of Fiscal Year 2006

Results in Detail

Third Quarter

Revenues for the third quarter of 2006 amounted to CHF 4.5 million, as compared to CHF 4.2 million for the third quarter of 2005. License revenues for the third quarter of 2006 amounted to CHF 1.6 million or 35% of total revenues, as compared to CHF 2.1 million for the third quarter of 2005 or 50% of total revenues. Product support and services revenues for the third quarter of 2006 increased 27% to CHF 2.8 million, as compared to CHF 2.2 million for the third quarter of 2005 due to increase in product support as a result of growing customer base and increase in service projects.

In the third quarter of 2006, Day generated revenues of CHF 2.1 million, CHF 1.9 million and CHF 0.5 million in Europe, the Americas and Asia Pacific, respectively. The United States was Day's largest contributor of revenues in the third quarter of 2006.

Revenues for the third quarter of 2006 increased 2% to CHF 4.5 million, as compared to CHF 4.4 million for the second quarter of 2006. License revenues for the third quarter of 2006 increased 14% to CHF 1.6 million, as compared to CHF 1.4 million for the second quarter of 2006. Product support and services revenues for the third quarter of 2006 decreased 7% to CHF 2.8 million, as compared to CHF 3.0 million for the second quarter of 2006.

Cost of revenues for the third quarter of 2006 increased 37% to CHF 1.1 million, as compared to CHF 0.8 million for the third quarter of 2005 due to increase in employees in professional services as a result of the increase in service contracts.

Gross profit for the third quarter of 2006 decreased 3% to CHF 3.4 million, as compared to CHF 3.5 million for the third quarter of 2005 and increased 10% from CHF 3.1 million for the second quarter of 2006. The gross profit margin for the third quarter of 2006 decreased to 76%, as compared to 81% in the third quarter of 2005 and increased to 76%, as compared to 70% in the second quarter of 2006.

Operating expenses for the third quarter of 2006 increased 18% to CHF 3.3 million, as compared to CHF 2.8 million for the third quarter of 2005. Research and development expenses increased 24% due to capitalization of TCHF 64 of software development costs on 2 new products in the third quarter of 2006 as compared to capitalization of TCHF 219 of software development costs on 2 new products in the third quarter of 2005. Sales and marketing expenses increased 5%. General and administrative expenses increased 50% due to a TCHF 53 third quarter of 2006 share-based compensation charge, a TCHF 87 credit adjustment to bad debt expense in the third quarter of 2005, a TCHF 63 non-recurring professional fee charge in the third quarter of 2006 and an increase in headcount by 2 employees in general and administrative. Operating expenses for the third quarter of 2006 included a TCHF 101 charge for share-based compensation expense.

Net income for the nine months ended September 30, 2006 was TCHF 850, as compared to net income of TCHF 928 for the nine months ended September 30, 2005. Basic earnings per share was CHF 0.63 for nine months ended September 30, 2006, as compared to basic earnings per share of CHF 0.73 for the nine months ended September 30, 2005. Dilutive earnings per share was CHF 0.58 for the nine months ended September 30, 2006, as compared to dilutive earnings per share of CHF 0.68 for the nine months ended September 30, 2005.

Employees

Total headcount as of September 30, 2006 and December 31, 2005 was 87 and 72 full time employees, respectively. Headcount as of September 30, 2006 was allocated as follows: professional services 19%, research and development 25%, sales and marketing 20%, general and administration 13% and MarketingNet 23%.

Consolidated Balance Sheets

(in thousands CHF, except share information)

(unaudited)

ASSETS	**September 30, 2006**	**December 31, 2005**
Current assets		
Cash and cash equivalents	7,529	4,256
Restricted cash	-	263
Accounts receivable, net of allowance	2,999	7,224
Unbilled receivables	2,546	1,334
Other receivables	32	19
Prepaid expenses	417	272
Total current assets	**13,523**	**13,368**
Non-current assets		
Property and equipment, net	174	129
Capitalized software development costs, net	1,485	1,217
Investments, net	-	200
Goodwill and intangible assets, net	3,184	3,324
Other assets	110	395
Total non-current assets	**4,953**	**5,265**
TOTAL ASSETS	**18,476**	**18,633**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	372	615
Deferred revenue	3,507	3,820
Other current liabilities	178	437
Accrued liabilities	1,251	2,070
Total current liabilities	**5,308**	**6,942**
Deferred revenue less current portion	348	547
Total liabilities	**5,656**	**7,489**
Shareholders' equity		
Share capital, CHF 10.00 par value; 1,375,510 shares issued and outstanding, 676,000 additional authorized and 670,855 conditional as of September 30, 2006; 1,353,570 shares issued and outstanding, 496,000 additional authorized and 568,084 conditional as of December 31, 2005.	13,755	13,536
Treasury shares	(1,095)	(1,227)
Additional paid-in capital	139,800	139,256
Accumulated deficit	(139,061)	(139,911)
Accumulated other comprehensive loss	(579)	(510)
Total shareholders' equity	**12,820**	**11,144**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***18,476***	***18,633***

Consolidated Statements of Operations

(in thousands CHF, except share and per share information)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
Revenues				
Software licenses	1,639	2,068	5,081	5,406
Product support and services	2,839	2,181	8,949	6,617
Total revenues	**4,478**	**4,249**	**14,030**	**12,023**
Cost of revenues				
Software licenses	63	38	154	39
Product support and services	1,026	759	3,338	2,747
Total cost of revenues	**1,089**	**797**	**3,492**	**2,786**
Gross profit	**3,389**	**3,452**	**10,538**	**9,237**
Operating expenses				
Research and development	731	591	2,105	1,443
Sales and marketing	1,608	1,526	4,795	4,756
General and administrative	884	589	2,432	2,153
Amortization of intangible assets	47	47	140	140
Income from operations	**119**	**699**	**1,066**	**745**
Interest income	10	5	26	14
Interest expense	-	(1)	(1)	(1)
Impairment of investments	-	-	(187)	-
Foreign exchange gain (loss)	(7)	(12)	(39)	33
Other income (expense)	(7)	79	(6)	140
Income before taxes	**115**	**770**	**859**	**931**
Provision for taxes	-	-	(9)	(3)
Net income	**115**	**770**	**850**	**928**
Basic earnings per share	**0.08**	**0.58**	**0.63**	**0.73**
Dilutive earnings per share	**0.08**	**0.55**	**0.58**	**0.68**
Shares used in computing basic earnings per share	**1,363,647**	**1,332,136**	**1,359,078**	**1,267,335**
Shares used in computing dilutive earnings per share	**1,463,195**	**1,412,782**	**1,458,134**	**1,359,958**

Consolidated Statements of Cash Flows

(in thousands CHF)
(unaudited)

	Nine Months Ended September 30,	
	2006	2005
Net income	850	928
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation and amortization of fixed assets	87	503
Loss on fixed asset dispositions	-	1
Amortization of intangible assets	140	140
Amortization of capitalized software costs	130	37
Impairment of investments	187	-
Net foreign currency exchange (gain) loss	15	(48)
Share-based compensation	324	17
Stock received in exchange for software	-	(129)
Changes in operating assets and liabilities		
Accounts receivable	4,095	(2,016)
Unbilled receivables	(999)	(1,252)
Prepaid expenses and other current assets	100	178
Other assets	18	(222)
Accounts payable	(233)	(167)
Deferred revenues	(436)	830
Accrued liabilities	(784)	(238)
Other current liabilities	(255)	136
Net cash provided by (used in) operating activities	**3,239**	**(1,302)**
Cash flows from investing activities		
Capitalized software development cost	(397)	(1,253)
Purchases of equipment	(132)	(16)
Net cash used in investing activities	**(529)**	**(1,269)**
Cash flows from financing activities		
Proceeds from stock option exercises	275	295
Net proceeds from issuance of share capital	120	1,997
Stamp duty on issuance of shares	-	(23)
Purchase of treasury shares	(1,976)	(988)
Proceeds from sale of treasury shares	2,152	832
Net cash provided by financing activities	**571**	**2,113**
Net increase (decrease) in cash and cash equivalents	**3,281**	**(458)**
Foreign currency adjustment on cash	(8)	45
Cash and cash equivalents at beginning of period	4,256	4,500
Cash and cash equivalents at end of period	**7,529**	**4,087**

Consolidated Statements of Shareholders' Equity

(in thousands CHF, except share information)

(unaudited)

	Share Capital		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Capital	Deficit	Income (Loss)	Equity
Balances January 1, 2005	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**
Proceeds from exercise of stock options	35,916	359	-	85	-	-	444
Net proceeds from issuance of share capital	108,000	1,080	60	834	-	-	1,974
Purchase of treasury shares	-	-	(1,222)	-	-	-	(1,222)
Proceeds from sale of treasury shares	-	-	1,009	16	-	-	1,025
Stock-based compensation	-	-	-	22	-	-	22
Net income	-	-	-	-	741	-	741
Foreign currency translation	-	-	-	-	-	79	79
Balances December 31, 2005	**1,353,570**	**13,536**	**(1,227)**	**139,256**	**(139,911)**	**(510)**	**11,144**
Proceeds from exercise of stock options	21,940	219	-	56	-	-	275
Additional proceeds from issuance of share capital	-	-	-	120	-	-	120
Purchase of treasury shares	-	-	(1,976)	-	-	-	(1,976)
Proceeds from sale of treasury shares	-	-	2,108	44	-	-	2,152
Share-based compensation	-	-	-	324	-	-	324
Net income	-	-	-	-	850	-	850
Foreign currency translation	-	-	-	-	-	(69)	(69)
Balances September 30, 2006	**1,375,510**	**13,755**	**(1,095)**	**139,800**	**(139,061)**	**(579)**	**12,820**

Notes to Consolidated Interim Financial Statements (unaudited)

(in thousands of CHF, except share information)

Note 1 – Organization and History

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is an international provider of global content and infrastructure software. The Company's technology, Communiqué, offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture and its innovative ContentBus turn the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's technology, CRX, is a java content repository that fully implements the new Java Content Repository API (JCR) standard that makes high value content easily accessible for any application. CRX is the first commercially available, industry strength implementation of the groundbreaking new JSR 170 standard for content repositories. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2006 presentation.

These unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes related thereto for the period ended December 31, 2005, included in the Company's Annual Report. The unaudited consolidated interim financial statements include all adjustments necessary to present fairly the Company's consolidated financial position as of September 30, 2006, notes explaining any significant changes that have occurred since December 31, 2005 and the consolidated results of its operations and cash flows for the nine months ended September 30, 2006. The consolidated results of such interim periods are not necessarily indicative of the results to be achieved for the period ended December 31, 2006.

Principles of Consolidation

The accompanying unaudited consolidated interim financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 3 – Investments

The Company has an equity investment before impairment charges totaling TCHF 160 in common stock and TCHF 100 in preferred stock of a non-publicly traded company ("investee"). The Company's Chief Financial Officer was a member of the Board of Directors of the investee company when these investments were transacted, but he resigned from his position in 2005. Common stock was acquired in March of 2005 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to the value of the software license and maintenance exchanged. Preferred stock was acquired in 2004 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to recent private-placement sales of the investee's common stock. In 2005, the Company acquired additional common and preferred stock in the investee company and received a note receivable for TCHF 33 from the investee company in exchanged for cash of TCHF 33. The Company's total ownership percentage in the investee company as of September 30, 2006 and December 31, 2005 was 14.65%.

Impairment in value of cost method investments that are considered to be other-than-temporary are recognized immediately as expense and a new cost basis is established. A cost method investment is evaluated for impairment whenever events or circumstances indicate that the investment may be impaired. During 2005, the Company determined that an impairment of TCHF 73 existed on its investments. During the three months ended June 30, 2006, the Company determined that the investment was fully impaired and recorded a TCHF 187 impairment charge. The carrying value of the investment was TCHF 0 and TCHF 200 as of September 30, 2006 and December 31, 2005, respectively.

Note 4 – Capitalized Software Development Costs

Statement of Financial Accounting Standard No. 86, Accounting for the Costs of *Computer Software to be Sold, Leased or Otherwise Marketed*, requires development costs incurred in the research and development of new software products to be sold or marketed to be expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability, until the software products are available for sale. Software costs capitalized during the three months ended September 30, 2006 and 2005 totaled TCHF 64 and TCHF 219, respectively. Software costs capitalized during the nine months ended September 30, 2006 and 2005 totaled TCHF 397 and TCHF 1,253, respectively. Monthly amortization of capitalized software development costs, charged to cost of revenues, will be equal to the greater of the amount calculated by the straight-line method over the estimated life of the product or the amount calculated by using the ratio that current gross revenues bear to total estimated gross revenues of the product. Amortization expense for the three months ended September 30, 2006 and 2005 was TCHF 56 and TCHF 37, respectively. Amortization expense for the nine months ended September 30, 2006 and 2005 was TCHF 130 and TCHF 37, respectively.

Share-based compensation expense included in the consolidated statements of operations is as follows:

In thousands CHF	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Cost of revenues	4	12
Research and development	13	34
Sales and marketing	31	105
General and administrative	53	173
Total share based compensation expense	**101**	**324**

For the nine months ended September 30, 2006, the Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS 123R using the assumptions in the following table. The risk free interest rate under the International Option Plan is based on the Swiss Confederation bond yield during the option grant period. The risk free interest rate under the United States Option Plan is based on the U.S. Treasury yield curve during the option grant period. The expected life is calculated taking an average between the option vesting term and the contractual term. The expected volatility is based on historical volatility. The forfeiture rates are based on historical forfeitures.

Risk free interest rate under International Option Plan	2.25%
Risk free interest rate under United States Option Plan	4.5 - 4.9%
Expected life (years) under International Option Plan	3 - 4.5
Expected life (years) under United States Option Plan	7
Expected volatility	47 - 48.8%
Forfeiture rate under International Option Plan	14.51%
Forfeiture rate under United States Option Plan	6.1%
Dividend yield	-

Stock option activity under the International Option Plan and United States Option Plan for the nine months ended September 30, 2006 was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2005	307,672	17.93
Granted	39,500	23.63
Exercised	(21,940)	12.55
Cancelled	(2,863)	27.42
Outstanding, September 30, 2006	**322,369**	**18.91**

The weighted average grant date fair value for options issued during the nine months ended September 30, 2006 was CHF 11.12.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS 123 using the following assumptions for options granted during the nine months ended September 30, 2005:

Risk free interest rate	2.25%
Expected life (years)	5
Expected volatility	42 - 86%
Dividend yield	-

Note 7 – Retirement and Pension Plans

United States

In the United States, the Company sponsors a 401(k) retirement plan that is considered a defined contribution discretionary plan under which eligible participants may contribute up to a maximum of 80% of their pre-tax earnings subject to certain statutory limitations. The Company made no discretionary contributions to the 401(k) retirement plan during the three months ended September 30, 2006 and 2005 and during the nine months ended September 30, 2006 and 2005.

Switzerland

The Company sponsors a defined benefit plan (the "Plan") covering all of its employees earning more than TCHF 25 per year. Net periodic pension benefit cost for the three months ended September 30, 2006 and 2005 was TCHF 91 and TCHF 90, respectively. Net periodic pension benefit cost for the nine months ended September 30, 2006 and 2005 was TCHF 267 and TCHF 279, respectively.

Note 8 – Earnings Per Share

Basic earnings per share is computed by dividing net income available to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share calculated for the three months and nine months ended September 30, 2006 and 2005 is computed by dividing net income available to shareholders by the weighted average number of shares outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method. Potentially dilutive common shares include outstanding stock options. Common stock equivalents totaling 50,040 and 34,883 have been excluded from the calculation of the weighed average shares outstanding for the three months ended September 30, 2006 and 2005, respectively, as the effects are anti-dilutive. Common stock equivalents totaling 70,508 and 35,333 have been excluded from the calculation of the weighed average shares outstanding for the nine months ended September 30, 2006 and 2005, respectively, as the effects are anti-dilutive.

Note 9 – Segment Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments, based on geographic location of transaction, are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Segments by geographic area of origin are as follows:

In thousands CHF	Three Months Ended September 30,		Nine Months Ended September 30,	
Revenues	**2006**	**2005**	**2006**	**2005**
Europe	2,227	2,565	7,278	7,240
Americas	1,952	1,566	6,207	4,623
Asia Pacific	459	112	1,093	190
Elimination of intergeographic revenues	(160)	6	(548)	(30)
Total revenues	4,478	4,249	14,030	12,023
Net Income (Loss)				
Europe	(1,116)	205	(2,052)	(854)
Americas	1,231	565	2,902	1,782
Total net income	115	770	850	928

Assets	**September 30, 2006**	**December 31, 2005**
Europe	12,032	12,385
Americas	6,444	6,248
Total assets	18,476	18,633

Note 10 – Commitments and Contingencies

The Company's standard software license agreement includes an indemnification clause that indemnifies the licensee against liability and damages arising out of or in connection with an assertion that the software infringes any United States trademark or copyright. Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires certain disclosures regarding intellectual property infringement indemnification. To date, the Company has had no material claims or costs related to these indemnification clauses and therefore, has no liability recorded related to these indemnification clauses as of September 30, 2006.